Exhibit 99.1
Nets Sports and Entertainment, LLC and Subsidiaries
Consolidated Financial Statements
June 30, 2009, 2008 and 2007

Nets Sports and Entertainment, LLC and Subsidiaries
Table of Contents

Report of Independent Auditors
To the Members of
Nets Sports and Entertainment, LLC:
In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, members’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Nets Sports and Entertainment, LLC and Subsidiaries (the “Company”) at June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
September 25, 2009

Nets Sports and Entertainment, LLC and Subsidiaries
Consolidated Balance Sheets

	June 30,
	2009	2008
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	$7,667,350	$1,371,197
Accounts receivable, net	12,167,573	14,213,491
Prepaid expenses and other current assets	2,393,399	1,351,451

Total current assets	22,228,322	16,936,139

Arena land and related costs	183,858,993	137,922,470
Intangible assets, net	165,484,127	198,863,261
Property and equipment, net	5,512,121	6,565,630
Deferred loan costs, net	1,506,152	929,226
Investments in NBA-related entities	7,980,000	6,760,333
Other assets	747,046	973,542

	365,088,439	352,014,462

Total assets	$387,316,761	$368,950,601

Liabilities and Members’ Deficit
Current liabilities
Accounts payable and accrued expenses	$33,053,050	$16,178,565
Due to affiliates	83,419,347	85,326,346
Deferred revenue	4,735,994	13,563,560
Deferred compensation	507,952	1,007,952

Total current liabilities	121,716,343	116,076,423

Long-term liabilities
Senior notes and credit facility	207,157,400	205,618,400
Land loans	18,617,533	20,342,510
Member loans	37,145,448	10,884,906
Land sale - deposit payable	85,000,000	40,000,000
Deferred compensation, long-term	1,489,531	1,657,114
Deferred revenue, long-term	1,301,239	1,461,143

Total long-term liabilities	350,711,151	279,964,073

Total liabilities	472,427,494	396,040,496
Commitments and contingencies	-	-
Members’ deficit
Member units
Class B-1	60,000,000	60,000,000
Class B-2	38,594,984	37,124,051
Class A and C	203,235,026	183,953,326
Accumulated deficit	(386,940,743)	(308,167,272)

Total members’ deficit	(85,110,733)	(27,089,895)

Total liabilities and members’ deficit	$387,316,761	$368,950,601

The accompanying notes are an integral part of these consolidated financial statements.

Nets Sports and Entertainment, LLC and Subsidiaries
Consolidated Statements of Operations

	Years Ended June 30,
	2009	2008	2007
		(Unaudited)	(Unaudited)
Operating income
Ticket sales, net of admission taxes and league gate share	$25,921,191	$37,424,537	$39,974,789
Television broadcast revenues	32,534,913	30,628,610	29,993,323
Sponsorship and promotional revenues	13,170,278	14,699,146	13,458,759
Game day and other revenues	7,157,295	11,205,004	8,636,456
Playoff revenue	-	-	4,967,564

Total operating income	78,783,677	93,957,297	97,030,891

Operating expenses
Player and team staff salaries	66,188,454	71,098,848	70,271,544
Team costs	12,592,534	14,333,539	13,789,142
General and administrative	12,341,736	12,190,123	12,243,291
Marketing	8,736,771	10,278,978	10,666,302
Ticket sales and operations	6,754,624	7,597,695	6,963,741
Game presentation costs	3,742,314	3,864,848	3,588,850
Scouting and public relations	1,562,768	1,581,427	1,479,088
Playoff expenses	-	-	2,528,603
Depreciation	2,041,611	1,008,747	894,033
Amortization of intangible assets	33,379,134	40,006,132	40,606,133

Total operating expenses	147,339,946	161,960,337	163,030,727

Operating loss	(68,556,269)	(68,003,040)	(65,999,836)

Other income (expenses)
Equity in income of NBA - related entities	4,742,066	4,474,633	5,180,517
Interest expense	(13,412,981)	(12,891,336)	(16,211,203)

Net loss	$(77,227,184)	$(76,419,743)	$(77,030,522)

The accompanying notes are an integral part of these consolidated financial statements.

Nets Sports and Entertainment, LLC and Subsidiaries
Consolidated Statements of Members’ Equity (Deficit)

	Preferred units			Accumulated
	Class B-1	Class B-2	Class A and C	Deficit	Total

(Unaudited)
Balance at June 30, 2006	$60,000,000	$33,400,000	$127,458,784	$(141,727,144)	$79,131,640
Capital contributions	-	912,360	39,597,900	-	40,510,260
Capital distributions - preferred units			-	(6,575,399)	(6,575,399)
Net loss	-	-	-	(77,030,522)	(77,030,522)

(Unaudited)
Balance at June 30, 2007	$60,000,000	$34,312,360	$167,056,684	$(225,333,065)	$36,035,979
Capital contributions	-	2,811,691	16,896,642	-	19,708,333
Capital distributions - preferred units			-	(6,414,464)	(6,414,464)
Net loss	-	-	-	(76,419,743)	(76,419,743)

Balance at June 30, 2008	$60,000,000	$37,124,051	$183,953,326	$(308,167,272)	$(27,089,895)
Capital contributions	-	1,470,933	19,281,700	-	20,752,633
Capital distributions - preferred units			-	(1,546,287)	(1,546,287)
Net loss	-	-	-	(77,227,184)	(77,227,184)

Balance at June 30, 2009	$60,000,000	$38,594,984	$203,235,026	$(386,940,743)	$(85,110,733)

The accompanying notes are an integral part of these consolidated financial statements.

Nets Sports and Entertainment, LLC and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended June 30,
	2009	2008	2007
		(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(77,227,184)	$(76,419,743)	$(77,030,522)
Adjustments to reconcile net loss to net cash flows used in operating activities
Depreciation	2,041,611	1,008,747	894,033
Amortization of intangible assets	33,379,134	40,006,132	40,606,133
Amortization of deferred loan costs	675,577	337,223	1,693,492
Bad debt expense	492,500	247,179	329,307
Equity in income of NBA - related entities	(4,742,066)	(4,474,633)	(5,180,517)
Cash distributions from NBA - related entities	3,522,399	4,997,300	5,208,517
Changes in operating assets and liabilities
Accounts receivable	1,553,418	(4,212,430)	2,416,961
Prepaid expenses and other current assets	(1,041,948)	855,424	(215,378)
Other assets	(24,818)	406,249	(333,014)
Accounts payable and accrued expenses	6,690,727	1,494,107	(7,742,880)
Deferred revenue	(8,987,470)	(3,059,580)	(1,597,286)
Deferred compensation	(667,583)	(599,364)	(540,252)
Accrued interest on member loans	1,660,542	749,061	135,845

Net cash flows used in operating activities	(42,675,161)	(38,664,328)	(41,355,561)

Cash flows from investing activities
Arena land and related costs	(36,318,615)	(56,774,369)	(11,721,991)
Intangible assets - syndication costs	-	-	(76,234)
Additions of property and equipment	(988,102)	(5,522,805)	(756,734)
Decrease (increase) in restricted cash	251,314	(103,523)	20,447
Land sale - deposit payable	45,000,000	40,000,000	-

Net cash flows provided by (used in) investing activities	7,944,597	(22,400,697)	(12,534,512)

Cash flows from financing activities
Advances (to) from affiliates, net	(1,299,998)	18,436,557	16,168,538
Deferred loan costs	(1,293,654)	(253,126)	(304,892)
Proceeds from senior notes and credit facility	63,452,333	74,000,000	97,618,400
Payments of senior notes and credit facility	(61,913,333)	(54,000,000)	(100,618,400)
Proceeds from member loans	24,600,000	-	10,000,000
Proceeds from land loans	-	4,235,565	829,881
Payments of land loans	(1,724,977)	-	-
Capital contributions	20,752,633	19,708,333	40,510,260
Capital distributions - preferred units	(1,546,287)	(6,414,464)	(6,575,399)

Net cash flows provided by financing activities	41,026,717	55,712,865	57,628,388

Net increase (decrease) in cash and cash equivalents	6,296,153	(5,352,160)	3,738,315
Cash and cash equivalents
Beginning of the period	1,371,197	6,723,357	2,985,042

End of the period	$7,667,350	$1,371,197	$6,723,357

Supplemental cash flow information and non-cash transactions
Cash paid for interest, net of capitalized interest	$9,360,106	$11,968,925	$15,381,181

Conversion of revolving credit facility to term loan	$-	$-	$25,000,000

Change in construction payables included in Accounts payable and accrued expenses and Due to affiliates related to Arena land and related costs	$9,576,757	$(12,329,349)	$20,405,100

The accompanying notes are an integral part of these consolidated financial statements.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009, 2008 and 2007
1.  Nature of the Business and Summary of Significant Accounting Policies
Nature of the Business
Nets Sports and Entertainment, LLC (“NS&E”), a Delaware limited liability company, was formed for the purpose of acquiring 100% membership interests in Brooklyn Arena, LLC (“Brooklyn Arena”) and Brooklyn Basketball, LLC (“Brooklyn Basketball”).
Brooklyn Arena, a Delaware limited liability company, was formed for the purpose of developing and operating a proposed sports and entertainment arena in Brooklyn, New York (the “Arena”).
Brooklyn Basketball, a Delaware limited liability company, was formed to acquire 100% of the membership interests in New Jersey Basketball, LLC (“Basketball”). Basketball, a New Jersey limited liability company, primarily operates as a professional basketball team in New Jersey under the name of the New Jersey Nets (the “Nets”) and is a member of the National Basketball Association (“NBA”) through its execution of the NBA’s joint venture agreement.
Basis of Presentation
The accompanying financial statements have been prepared on a consolidated basis and include NS&E and its wholly-owned subsidiaries, Brooklyn Arena and Brooklyn Basketball (collectively, the “Company”).
The Company is an equity method investment of Forest City Enterprises, Inc. (“FCE”), a publicly traded company, and was deemed to be a significant subsidiary of FCE for its fiscal year ended January 31, 2009. As a result, audited financial statements for the Company are required to be filed with the Securities and Exchange Commission in accordance with Rule 3-09 of Regulation S-X, as of and for the year ended June 30, 2009.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Fair Value of Financial Instruments
The Company estimates the fair value of its debt instruments by discounting future cash payments at interest rates that the Company believes approximates the current market. The estimated fair value is based upon market prices of public debt, available industry financing data, current treasury rates, recent financing transactions and other factors. The fair value of the Company’s debt is further described in Note 6. The carrying amount of the Company’s accounts receivable and accounts payable and accrued expenses approximate fair value based upon the nature of the instruments.
Income Taxes
The Company is a limited liability company. No provision or benefit for federal, state and local income taxes has been reflected in the financial statements of the Company since such income taxes, if any, are the responsibility of the individual members.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. As determined by the Company’s management, the Company maintains its cash and cash equivalents with high quality financial institutions and minimizes its exposure to accounts receivable through a diverse customer base and through use of contractual relationships.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009, 2008 and 2007
1.  Nature of the Business and Summary of Significant Accounting Policies (continued)
Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.
Long-Lived Assets
The Company follows the provisions of Statement of Financial Accounting Standards No. 144 (“SFAS”), “Accounting for the Impairment or Disposal of Long-Lived Assets,” when reviewing its long-lived assets to determine if an impairment of their carrying value exists. The Company reviews its long-lived assets to determine if its carrying costs will be recovered from future undiscounted cash flows whenever events or changes indicate that recoverability of long-lived assets may not be supported by current assumptions. In cases where the Company does not expect to recover its carrying costs, an impairment loss is recorded to the extent the carrying value exceeds fair value. Significant estimates are made in the determination of future undiscounted cash flows. Changes to management’s estimates may affect whether an impairment charge is required. No impairments were recorded during the periods presented.
Arena Land and Related Costs
The Company is in the process of developing the Arena. The Company’s capitalization policy on development properties is guided by SFAS No. 34, “Capitalization of Interest Cost,” and SFAS No. 67, “Accounting for Costs and the Initial Rental Operations of Real Estate Properties.” Costs incurred in the land acquisition and planning process, including interest on land loans, amortization of deferred loan costs related to the land loans and real estate taxes have been capitalized. The Arena is located within a master plan of a larger land re-development project (“Atlantic Yards Project”) being proposed by an affiliated entity (“Atlantic Yards Development Company”) and unaffiliated governmental authorities. Accordingly, there are certain costs, including land costs and related loans and master planning costs, that are common to and benefit both developments. These shared costs, land costs and related loans are allocated based on the ratio of the square footage of the Arena relative to the square footage of the Atlantic Yards Project.
Intangible Assets
Upon acquisition of the Nets, the Company recorded intangible assets acquired at their estimated fair value separate and apart from goodwill (see Note 5). The Company amortizes identified intangible assets that are determined to have finite lives based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Nets. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its estimated fair value. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company’s indefinite-lived intangible assets, franchise value and syndication costs, are not amortized but rather are reviewed for impairment by comparing the recorded amount to its fair value. The Company is required to perform this impairment test at least annually or more frequently if circumstances indicate possible impairment. No impairments were recorded during the periods presented.
Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, generally three years for computers and five to seven years for furniture and equipment. Depreciation of leasehold improvements is recognized over the shorter of the remaining term of the related lease or the estimated useful life of the improvement ranging from three to nine years. At the time property and equipment is retired or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts and any related gain or loss is included in earnings. Maintenance and repairs are expensed as incurred.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009, 2008 and 2007
1.  Nature of the Business and Summary of Significant Accounting Policies(continued)
Deferred Loan Costs
Costs incurred in connection with obtaining the revolving credit facility, term loan and senior notes (see Note 6) are capitalized and amortized over the term of the related financing. Costs incurred in connection with obtaining land loans are capitalized as deferred loan costs and the related amortization is capitalized as part of arena land and related costs in the accompanying Consolidated Balance Sheets. Amortization expense, net of capitalized amounts of $675,577, $337,223 and $1,693,492 for the years ended June 30, 2009, 2008 and 2007, respectively, is included in interest expense in the accompanying Consolidated Statements of Operations. The amount for 2009 and 2007 includes $127,898 and $1,271,992, respectively, of previously unamortized loan costs that were written off upon refinancing.
Investments in NBA-Related Entities
Investments in NBA-related entities are reported on the equity method. The Company’s allocable portion of the operating results of the NBA-related entities totaled $4,742,066, $4,474,633 and $5,180,517 for the years ended June 30, 2009, 2008 and 2007, respectively. Losses greater than the Company’s investment are not recorded as the Company is not required to provide funding for the operations of the NBA-related entities. The Company also received distributions of $3,522,399, $4,997,300 and $5,208,517 from the NBA-related entities during the years ended June 30, 2009, 2008 and 2007, respectively.
Membership Units
The capital structure of NS&E is comprised of four classes of membership units (“Units”), each having different priorities in distribution and differing capital funding requirements. The senior preferred units are entitled to distributions payable quarterly at a rate equal to the lesser of six-month London InterBank Offered Rate (“LIBOR”) plus 200 basis points or 6.5%. The junior preferred units are entitled to distributions payable quarterly at a rate of 8% per annum subject to an increase of 15% if distributions are not paid for two consecutive quarters. Undeclared preferred distributions have liquidation priority over common units.
NS&E made distributions on its two preferred classes of Units of $1,546,287, $6,414,464 and $6,575,399 for the years ended June 30, 2009, 2008 and 2007, respectively. No distributions have been declared since September 30, 2008.
Revenue and Expense Recognition
Ticket sales, television broadcasting and sponsorship and promotional revenues are recorded on a game-by-game basis over the playing season. Team expenses, principally player compensation and game expenses, are recorded as expense on the same basis, except for early contract terminations that are expensed upon termination. Accordingly, advance ticket sales for games not played yet are recorded as deferred revenue until the associated game is played or credit is applied for a subsequent game played. General and administrative expenses, as well as advertising and promotional expenses, are charged to operations as incurred. NBA expansion and relocation fees are recognized on an as-received basis as the NBA controls allocation and disposition of these funds until payments are made to the teams.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009, 2008 and 2007
2.   Accounts Receivable, Net
Accounts receivable, net consists of the following at June 30, 2009 and 2008:

	2009	2008
Amounts due from the NBA	$9,680,151	$9,358,715
Amounts due from advertising and sponsorships	1,239,067	1,703,326
Amounts due from another NBA franchise	1,000,000	2,000,000
Amounts due from NBA Properties, Inc.	533,000	643,000
Other	268,331	568,926

	12,720,549	14,273,967
Less: Allowance for doubtful accounts	(552,976)	(60,476)

	$12,167,573	$14,213,491

3.   Property and Equipment, Net
Property and equipment, net consists of the following at June 30, 2009 and 2008:

	2009	2008
Leasehold improvements	$9,094,910	$8,209,407
Office furniture, fixtures and equipment	1,173,323	1,083,066
Data processing equipment	501,818	489,476
Other	57,941	57,941

	10,827,992	9,839,890
Less: Accumulated depreciation and amortization	(5,315,871)	(3,274,260)

	$5,512,121	$6,565,630

Depreciation and amortization expense on property and equipment totaled $2,041,611, $1,008,747 and $894,033 for the years ended June 30, 2009, 2008 and 2007, respectively.
4.   Investments in NBA-Related Entities
Investments in NBA-related entities are summarized as follows at June 30, 2009 and 2008:

	Ownership%	2009	2008

NBA Media Ventures, LLC	3.4%	$7,790,000	$6,517,000
Planet Insurance Ltd.	3.4%	190,000	243,333
National Basketball Association, a joint venture	3.4%	-	-
WNBA Holdings, LLC (formerly NBA Development, LLC)	3.4%	-	-
NBDL Holdings, LLC	3.4%	-	-

		$7,980,000	$6,760,333

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009, 2008 and 2007
5.   Intangible Assets, Net
Intangible assets, net consists of the following at June 30, 2009 and 2008:

	2009

					Season
	Franchise	Player	Arena	Management	Ticket-Holder	Sponsorship	Syndication
	Asset	Contracts	Lease	Contracts	List	Contracts	Costs	Total

Cost	$161,111,561	$173,500,000	$22,600,000	$1,800,000	$1,600,000	$500,000	$76,234	$361,187,795
Accumulated amortization	-	(169,470,336)	(22,600,000)	(1,800,000)	(1,333,332)	(500,000)	-	(195,703,668)

	$161,111,561	$4,029,664	$-	$-	$266,668	$-	$76,234	$165,484,127

	2008

					Season
	Franchise	Player	Arena	Management	Ticket-Holder	Sponsorship	Syndication
	Asset	Contracts	Lease	Contracts	List	Contracts	Costs	Total

Cost	$161,111,561	$173,500,000	$22,600,000	$1,800,000	$1,600,000	$500,000	$76,234	$361,187,795
Accumulated amortization	-	(136,357,869)	(22,600,000)	(1,800,000)	(1,066,665)	(500,000)	-	(162,324,534)

	$161,111,561	$37,142,131	$-	$-	$533,335	$-	$76,234	$198,863,261

Intangible assets are amortized over their estimated useful lives on a straight-line basis over the playing season each year, with the exception of the franchise asset and syndication costs. Player contracts, arena lease, management contracts, season ticket holder list and sponsorship contracts are amortized on a straight-line basis generally over five, four, three, six and two years, respectively. The franchise asset and syndication costs are not amortized as they have been categorized as indefinite-lived intangible assets. Syndication costs incurred are in connection with the sale of member interests. Amortization of the intangible assets for the years ended June 30, 2009, 2008 and 2007 was $33,379,134, $40,006,132 and $40,606,133, respectively.
6.   Debt
Basketball Operations
The Company’s debt related to its basketball operations consists of the following at June 30, 2009 and 2008:

	2009	2008

Senior notes; Series D; interest payable semi-annually 5.31%	$85,000,000	$85,000,000
Senior notes; Series F; interest payable semi-annually, 7.45%	6,250,000	-
Senior notes; Series G; interest payable semi-annually, 8.27%	14,105,333	-

Total Senior notes	105,355,333	85,000,000

Credit facility, 5.5% and 5.5%	59,618,400	59,618,400
Revolving credit facility, 4.31% and 4.44%	37,539,000	36,000,000
Term loan; interest payable monthly, 4.31% and 4.44%	4,644,667	25,000,000

	$207,157,400	$205,618,400

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009, 2008 and 2007
6.   Debt (continued)
Senior Notes
On December 9, 2005, Basketball issued $85 million principal amount Series D Senior Notes due June 2012. On February 27, 2009, Basketball issued $6.25 million principal amount Series F Senior Notes due February 2014 and issued $14.1 million principal amount Series G Senior notes due February 2016 (collectively, the “Senior Notes”). The Senior Notes are issued under the NBA’s League-Wide Credit Facility. Net proceeds from the sale of the Senior Notes were used to repay outstanding borrowings.
The interest is payable semi-annually in arrears. The interest rate applicable to the Senior Notes will increase upon the occurrence of any of the following triggering events: (i) events permitting suspension of payments to the NBA under the National Media Contracts; (ii) certain NBA player-related work stoppages; and (iii) upon the credit ratings of any counterparty (other than the NBA) to the National Media Contracts not being of investment grade, as defined.
Interest expense incurred on the Senior Notes totaled $5,066,613, $4,513,500 and $4,513,500 for the years ended June 30, 2009, 2008 and 2007, respectively.
The Senior Notes may be redeemed, in whole or in part (but if in part, in an amount not less than 5% of the aggregate principal amount of all Senior Notes then outstanding) at any time with at least 30 days advance notice, for the sum of (a) accrued interest to the date of the redemption and (b) the greater of (i) par or (ii) the present value of all remaining interest and principal on the Senior Notes to be redeemed, calculated using a discount rate equal to the sum of (x) 0.50% plus (y) the yield on a U.S. Treasury obligation having a final maturity corresponding with the remaining term of the Senior Notes being redeemed.
Pursuant to rules applicable to all teams participating in the League Wide Credit Facility, mandatory redemption is triggered when Basketball’s current exposure (reflecting, in part, the principal amount outstanding under the Senior Notes) exceeds a percentage of the average NBA membership value or when such exposure exceeds a multiple of its allocated television broadcast revenues, as defined. The maximum available outstanding debt amount for any team participating in the League Wide Credit Facility cannot exceed 60% of the average value of an NBA membership value, as defined. Also, a participating team’s outstanding debt may not exceed 4.5 times the sum of (i) its pro forma annual allocated national television broadcast revenues, as defined, and (ii) certain other pro forma contractually obligated income streams, as defined. Otherwise, on or before the first anniversary of the existence of any such excess, the team is required to offer to prepay its outstanding Senior Notes in an amount equal to such excess.
The Senior Notes are collateralized by rights in the regular and post-season network and other television broadcast revenues, membership rights in the NBA and certain assets associated with that membership, arena interests, certain deposit accounts and substantially all of Basketball’s other assets and rights.
The estimated fair value of the Company’s Senior Notes Series D amounted to $79,403,000 and $80,077,000 as of June 30, 2009 and 2008, respectively. The carrying amount of the Company’s Senior Notes Series F and Series G approximated the fair value at June 30, 2009.
Credit Facility
On September 12, 2006, NS&E entered into a credit facility of $59,618,400 that matures on September 12, 2011. The interest rate on the credit facility is LIBOR (subject to a floor of 2.75%) plus 2.75%, or the alternate base rate, as defined in the credit facility agreement, plus 1.75% per annum and has no prepayment penalties. Borrowings will bear interest at the alternate base rate only when no reasonable means exists to ascertain the LIBOR rate or when the LIBOR rate for such interest period does not accurately reflect the cost to the lenders for maintaining their loans. This facility is subordinate to the below mentioned revolving credit facility and term loan. Interest expense on the credit facility totaled $3,420,274, $4,214,207 and $5,274,543 for the years ended June 30, 2009, 2008 and 2007, respectively.
The carrying amount of the Company’s credit facility approximated the fair value at June 30, 2009 and 2008.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009, 2008 and 2007
6.   Debt (continued)
Revolving Credit Facility and Term Loan
On December 9, 2005, Brooklyn Basketball entered into a collateralized revolving credit facility in an aggregate amount of $65.0 million that is collateralized by a first priority perfected lien, in certain bank accounts (and amounts deposited therein) of Brooklyn Basketball.
On June 11, 2007, the revolving credit facility was automatically reduced to an aggregate amount of $40.0 million and the excess of $25.0 million converted into a collateralized term loan. On February 27, 2009, the revolving credit facility and the term loan were amended to extend the maturity date to September 9, 2010, and may be extended to June 9, 2011 if certain conditions are met, as defined. In addition, the proceeds from the issuance of the Series F and Series G notes (see above) were used to pay down the term loan to $4.6 million.
Through February 27, 2009, the interest rates applicable to loans under the revolving credit facility and the term loan were based, at Brooklyn Basketball’s option, on either LIBOR plus 2.0% per annum or the alternate base rate, as defined, plus 1.0% per annum. Subsequent to February 27, 2009, the interest rates applicable to loans under the revolving credit facility and the collateralized term loan are based, at Brooklyn Basketball’s option, on either LIBOR plus 4.0% per annum or the alternate base rate, as defined, plus 3.0% per annum. Also, Brooklyn Basketball pays a commitment fee equal to 0.375% per annum on the average daily unused portion of the available commitment under the revolving credit facility, payable quarterly.
Brooklyn Basketball is required to prepay the loans and, in certain circumstances, permanently reduce revolving commitments with the net proceeds of (i) any sale or liquidation of Basketball, (ii) certain asset sales of Basketball or Brooklyn Basketball, including any sale of equity interests in Basketball, and (iii) certain cash distributions to Brooklyn Basketball. Certain changes in the value of the Company’s membership in the NBA will also trigger the mandatory prepayment of a designated amount of the loans, and/or outstanding amounts under the NBA’s League-Wide Credit Facility.
The revolving credit facility and term loan contain certain customary representations and warranties. In addition, it requires Brooklyn Basketball to establish and maintain reserve accounts with the lender for interest and operating expenses, and contains customary covenants that place restrictions on, among other things, dividends, investments, capital expenditures and sales of certain assets. In addition, the credit facility and term loan require Brooklyn Basketball to, as of the end of each fiscal quarter, maintain a minimum ratio of consolidated EBITDA, as defined, to consolidated fixed charges of 1.0 to 1.0 for the prior four fiscal quarters.
Under the revolving credit facility, Brooklyn Basketball had loans outstanding of $37.5 million and $36.0 million as of June 30, 2009 and 2008, respectively. Interest expense incurred on the revolving credit facility was $1,233,071, $1,313,019 and $3,972,300 for the years ended June 30, 2009, 2008 and 2007, respectively.
Under the term loan, Brooklyn Basketball’s outstanding balance was $4.6 million and $25.0 million as of June 30, 2009 and 2008, respectively. Interest expense incurred on the term loan was $755,184, $1,574,957 and $102,431 for the years ended June 30, 2009, 2008 and 2007, respectively.
As of June 30, 2009, Brooklyn Basketball was in compliance with all debt covenants.
The carrying amount of the Company’s revolving credit facility and term loan approximated the fair value at June 30, 2009 and 2008.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009, 2008 and 2007
6.   Debt (continued)
Land Loans
The Company’s allocable share (which is allocated based on the methodology described in Note 1 “Arena Land and Related Costs”) of debt related to Arena land activities consists of the following at June 30, 2009 and 2008:

	2009	2008
First Secured land loan; interest payable monthly, 5% and 5%	$14,381,968	$16,106,945
Second Secured land loan; interest payable monthly, 6.25% and 6.21%	4,235,565	4,235,565

	$18,617,533	$20,342,510

Brooklyn Arena, along with an affiliated entity developing the Atlantic Yards Project, has financing loan agreements (the “First Secured Loan”) for land being acquired in connection with the development of the Arena. As of June 30, 2008, the First Secured Loan payable balance was $140,060,488. On July 3, 2007, Brooklyn Arena, along with an affiliated entity, obtained an additional loan from the first loan lender (the “Second Secured Loan”) of $36,831,106, which was outstanding as of June 30, 2009 and 2008. On February 11, 2009, the date both the First and Second Secured loans (the “Loans”) were set to expire, the Loans were amended to extend the due date to February 11, 2011. In addition, the First Secured Loan required a pay down of $15 million, reducing the aggregate amount outstanding on the Loans to $161,891,594 as of June 30, 2009. As of June 30, 2009 and 2008, Brooklyn Arena’s portion of the Loans was $18.6 million and $20.3 million, respectively. Brooklyn Arena’s share of interest, which is capitalized, was $1,024,872 and $1,042,935 for the years ended June 30, 2009 and 2008, respectively.
The terms of the amendment call for certain events to take place in the event of the Master Closing. Master Closing generally occurs upon the closing of the sale of bonds to finance the construction of the Arena, the closing on the acquisition of certain property and the start of condemnation by the Empire State Development Corporation (the “State”) of the project site. The loan terms call for a pay down at the time of Master Closing of an amount equal to the greater of the amount needed to bring the outstanding total loan balance down to $120 million or 50% of the appraised value of the underlying land. In addition, at the time of Master Closing, a fee of 0.90% of the post Master Closing loan balance is due. If Master Closing has not occurred by November 30, 2009, the loan calls for a pay down of $5 million.
Prior to the February 11, 2009 amendment, the interest rate applicable to the First Loan was based on one-month LIBOR plus 2.5% per annum. From February 11, 2009 through November 30, 2009 the rate is based on one-month LIBOR (subject to a floor of 2.25%) plus 2.75%. Subsequent to November 30, 2009, the rate will be based on LIBOR (subject to a floor of 3.5%) plus 4.00%. Prior to the February 11, 2009 amendment, the interest rate applicable to the Second Loan was based on one-month LIBOR (subject to a floor of 2.00%) plus 3.71% per annum. From February 11, 2009 to November 30, 2009 the rate is based on one-month LIBOR (subject to a floor of 2.25%) plus 4%. Subsequent to November 30, 2009, the rate will be based on LIBOR (subject to a floor of 3.5%) plus 5.25%.
Upon the occurrence of an event of default, the outstanding principal amount of the Loans bear interest at a rate per annum equal to 5.00% above the applicable interest rate. Overdue interest and other amounts bear interest at a rate equal to 5.00% above the rate then applicable to the Loans.
The borrowers’ obligations are collateralized by a first priority mortgage lien and second mortgage lien encumbering the mortgaged properties, as defined, and certain other customary collateral.
The Loans include certain customary representations, warranties, insurance and reporting requirements similar to those contained in standard land acquisition loans of this type. The Loans also require the borrowers to maintain a reserve account on behalf of the lender for interest expense. In addition, the Loans contain negative covenants that restrict the borrowers’ ability to, among other things, directly or indirectly sell, assign or mortgage any of the mortgaged properties, enter into any lease, incur additional indebtedness, create liens, make distributions, engage in certain transactions with affiliates, or undertake material construction, in each case without prior written consent of the lender. As of June 30, 2009, the Loans were in compliance with all debt covenants.
The carrying amount of the Company’s Land loans approximated the fair value at June 30, 2009 and 2008.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009, 2008 and 2007
7.   Deferred Compensation
Deferred compensation represents deferred salary payments due to players and coaches in varying installments through 2014. Payments are due as follows, with interest imputed at rates ranging from 10.0% to 13.75% per year.

Year ending June 30,
2010	$507,952
2011	507,952
2012	507,952
2013	507,952
2014	507,952
Thereafter	500,001

3,039,761
Less: Imputed interest	(1,042,278)

Present value of deferred compensation obligations	1,997,483
Less: Current maturities	(507,952)

$1,489,531

8. Employment Contracts
Minimum annual payments under employment agreements and contracts with players, coaches and others, in effect at June 30, 2009 are summarized as follows:

Year ending June 30,
2010	$71,504,351
2011	17,318,730
2012	14,334,000
2013	10,650,000
2014	2,150,000
Thereafter	2,287,500

$118,244,581

These amounts, which are not recorded in the accompanying financial statements as they represent future compensation, can be affected by player retirements, trades, buy-out of player contracts or renegotiation of existing contracts. Certain contracts also include additional bonuses awarded based upon individual and team performance that are not included in the amounts above.
As almost all of the aforementioned contracts are guaranteed, Basketball carries life and long-term disability insurance to partially protect against losses that may result. In addition, the NBA has agreed to provide players with certain disability benefits. Insurance policies have been obtained on a league-wide basis to cover these benefits.
Subsequent to June 30, 2009, Basketball executed a number of additional player and coach signings, player trades and related transactions that did not have a material impact on the minimum annual payments as noted above.
9.   Collective Bargaining Agreement
The Collective Bargaining Agreement between the NBA and the National Basketball Players Association is for a six-year term (2005-2006 through 2010-2011) with a unilateral option in favor of the NBA to extend for a seventh year on the same terms as year six.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009, 2008 and 2007
10.   License Agreement
For its home basketball games, Basketball leases its playing facility (“IZOD Center”) from the New Jersey Sports and Exposition Authority (“NJSEA”) under a license agreement, which in November 2006 was extended by amendment to run through the 2012-2013 Nets season. Lease payments for the 2008-2009 Nets season were $51,840 per game. This per-game rent increases 3% per NBA season. The license agreement also defines the arena revenue sharing of sponsorship revenue, parking receipts, concession revenue and suite revenue. Basketball has the right to terminate the license agreement on an annual basis prior to the 2012-13 Nets season, without the payment of a penalty, as specified in the license agreement.
11.   Significant Media Contracts
Basketball is entitled to receive future media revenues resulting from contracts it has entered into, as well as from contracts entered into by the NBA. The most significant of these are for national broadcast television and local and national cable television broadcasts. The current NBA national broadcast and national cable contracts took effect beginning with the 2008-2009 NBA season and currently run through the 2015-2016 NBA season. Basketball’s local media rights agreement with Yankees Entertainment and Sports Network, LLC (“YES Network”) began in the 2002-2003 NBA season and runs through the conclusion of the 2021-2022 NBA season, which includes certain market reset provisions and is subject to certain early termination provisions.
Certain members of the Company have a minority ownership interest in the YES Network. Basketball earned gross broadcast revenue as a result of their contract with YES Network for local cable television broadcasts. These revenues are included in Television broadcast revenues in the accompanying Consolidated Statements of Operations.
In June 1976, the NBA and four teams from the American Basketball Association (“ABA”), including the Nets, the Denver Nuggets, the Indiana Pacers, and the San Antonio Spurs (the “Expansion Teams”) reached an agreement with the NBA to become members of the NBA, but no agreement was reached with the Spirits of St. Louis Basketball Club, L.P. (the “Spirits”), another former ABA team. Instead, a settlement was reached among the Spirits, the Expansion Teams and the NBA (the “1976 Settlement”) calling for the Spirits to receive approximately 1/7th of certain television revenues of Basketball earned by the NBA (calculated on the basis of 28 teams). Accordingly, Basketball receives net, approximately 85% of its share of NBA national television contract distributions.
Basketball’s net share of season television revenue for contracts in effect for the years ended June 30, 2009, 2008 and 2007 are as follows:

	Year Ended June 30,
	2009	2008	2007

National broadcast and cable television	$22,862,814	$21,328,516	$21,050,924
Local cable television	9,672,099	9,300,094	8,942,399

Total Television broadcast revenues	$32,534,913	$30,628,610	$29,993,323

Revenue sharing earned on the NBA’s national television and national cable contracts are prorated by the NBA equally among the NBA’s 30 teams.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009, 2008 and 2007
12.   Related Party Transactions
Arena Development Agreement
Brooklyn Arena entered into a Development Agreement with an affiliate of a member (the “Developer”), pursuant to which it hired the Developer to plan, develop and oversee construction of the Arena for a fee not to exceed 5% of the total project cost at completion. Through June 30, 2009 and 2008, approximately $28 million and $21 million, respectively, of development fees were incurred.
Arena Land and Related Costs
The Company has borrowed from affiliates for Arena-related costs not financed through land loans. At June 30, 2009 and 2008, approximately $83.4 million and $85.3 million of loans from affiliates were outstanding, respectively and are included in Due to affiliates in the accompanying Consolidated Balance Sheets. The loans accrue interest at the affiliates’ weighted average cost of capital, as defined, which averaged approximately 8% for the years ended June 30, 2009 and 2008. For the years ended June 30, 2009 and 2008, interest expense totaled $6.2 million and $6.8 million, respectively, and was all capitalized.
Member Loans
NS&E obtained member loans on various dates from January 2007 to June 2009 totaling $34,600,000 and in July and August 2009 obtained additional member loans totaling $24,200,000 to fund the operations of the team for the 2009-2010 season ending June 30, 2010, with the balance, if any, to be funded by the various means available to the Company. The loans mature at various dates from December 2011 to August 2013 and bear interest at various rates ranging from 5.5% to 20%. Member loans including accrued interest totaled $37,145,448 and $10,884,906 for the years ended June 30, 2009 and 2008. Interest expense incurred on loans totaled approximately $2,000,000, $749,000 and $136,000 for the years ended June 30, 2009, 2008 and 2007, respectively.
13.   Commitments, Contingencies and Litigation
Leases
Basketball has a lease agreement for 27,500 square feet of warehouse space that was converted into a gymnasium and is utilized as a practice facility and for 37,500 square feet of office space for administrative and executive offices. The lease term expires on March 31, 2013. Basketball is responsible for all operating costs in connection with its occupancy of the property. Basketball has an option to extend the lease for two separate four-year renewal terms by providing six months prior notice.
Brooklyn Arena entered into a lease agreement in May 2008 with an affiliate (“Landlord”) for an 11,000 square foot Nets Marketing Center. The lease expires in October 2012. Brooklyn Arena is responsible for certain operating expenses as defined in the lease. Under the terms of the lease agreement, the Landlord provided fit-out work that was required to construct and finish the space in an amount up to $2,585,000 with any overage to be reimbursed by Brooklyn Arena to the Landlord.
Future minimum lease payments for the facilities and the Nets Marketing Center over the initial lease term are as follows for the year ending June 30:

2010	$2,037,500
2011	2,037,500
2012	2,037,500
2013	987,292

$7,099,792

Rent expense for the facilities and the Nets Marketing Center was approximately $1,827,000, $529,000 and $529,000 for the years ended June 30, 2009, 2008 and 2007, respectively, which is included in General and administrative in the Consolidated Statements of Operations.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009, 2008 and 2007
13.   Commitments, Contingencies and Litigation (continued)
NBA Fees
Basketball is required under NBA rules and regulations, among other things, to contribute to the NBA certain amounts, as defined, to be used by the NBA for operating expenses. For the years ended June 30, 2009, 2008 and 2007, Basketball contributed a fixed payment of approximately $28,000, $32,000 and $70,000, respectively, allocable from suite revenue and contributed approximately $1,707,000, $2,389,000 and $5,353,000, respectively, from regular season and playoff ticket sales based on each game’s ticket sales, as defined, according to a formula specified by the NBA. These NBA gate share fees are netted in Ticket sales, net of admission taxes and league gate share in the accompanying Consolidated Statements of Operations.
Pension Plans
Basketball participates in the NBA Players’ Pension Plan, NBA General Managers Pension Plan and the NBA Coaches, Assistant Coaches and Trainers Pension Plan, all of which are multiemployer defined benefit plans administered by the NBA. Contributions charged to pension costs totaled approximately $2,119,000, $1,790,000 and $1,280,000 for the years ended June 30, 2009, 2008 and 2007, respectively, and are included in Team costs in the accompanying Consolidated Statements of Operations. As of June 30, 2009 and 2008, there are accrued pension costs of approximately $1,948,000 and $1,637,000, respectively, which are included in Accounts payable and accrued expenses in the accompanying Consolidated Balance Sheets.
Acquisition of Franchise
Basketball may become obligated (because of its execution of an Undertaking and Assumption Agreement among itself, the other former Expansion Teams and the former owner of the Nets) for obligations of the ABA to the extent that any obligation of the ABA is not fulfilled and a creditor of the ABA successfully establishes liability on the part of the member teams of the ABA relating to such obligations. In addition, the NBA is obligated to pay the Spirits, in lieu of paying Basketball, approximately 1/7th of Basketball’s share of the NBA’s revenue from its national television broadcast contract and national cable television contracts (see Note 11).
Arena Land and Development Agreements
Brooklyn Arena and an affiliate have entered into a Funding Agreement with the State pursuant to which the New York City Economic Development Corporation (the “City”) will contribute, through the State, $100 million to acquire land for the Arena (the “City Funding Agreement”). The State will also contribute $100 million for infrastructure costs, which are recorded in an affiliate’s books. Brooklyn Arena is allocated its share of the net infrastructure costs based on the methodology discussed in Note 1 “Arena Land and Related Costs.”
In connection with the City Funding Agreement, Brooklyn Arena and the affiliate have entered into a Purchase and Sale Agreement (the “Agreement”) with the State pursuant to which the State will purchase or condemn properties owned by them for $100 million. The cost related to these properties is included in the accompanying Consolidated Balance Sheets as Arena land and related costs. Upon the State’s condemnation of project land at the Master Closing, the properties will be leased back to Brooklyn Arena or its affiliates. In the event that the project is abandoned, terminated or permanently enjoined, Brooklyn Arena or its affiliates are obligated to reimburse all amounts funded under the Funding Agreements plus interest to the State and liquidated damages as defined in the City Funding Agreement. The properties under the Agreement would be re-conveyed back to Brooklyn Arena or the affiliate. As of June 30, 2009 the City funded, through the State, $85 million for Arena land, and as of June 30, 2008, the City had funded $40 million, toward the purchase of the land, which is presented as Land sale – deposit payable in the accompanying Consolidated Balance Sheets.
The Metropolitan Transit Authority was not party to the above agreements but is an owner of part of the site on which the Arena would be built. On September 14, 2005, the affiliate entered into a term sheet with the Metropolitan Transit Authority to acquire its land for $100 million. On June 22, 2009, the term sheet was amended as follows: following the closing of the sale of bonds to finance the construction of the Arena, and the State’s acquisition of title through condemnation for the project site, expected in the fourth quarter 2009, the affiliate will pay $20 million for the land upon which the Arena would be built. In addition, the affiliate will pay for the air rights of non-arena parcels an amount equal to the net present value of $80 million as of January 1, 2010, discounted at 6.5% per year payable as follows: four annual installments of $2 million commencing on June 1, 2012 through 2015 and fifteen annual installments of approximately $11 million commencing on June 1, 2016 through 2030. These affiliated costs will be part of the Arena development and will be allocated to the Arena based on the methodology as discussed in Note 1 “Arena Land and Related Costs.”

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009, 2008 and 2007
13.   Commitments, Contingencies and Litigation (continued)
Litigation
The Company is also involved in certain claims and litigation related to its operations and development. Based on the facts known at this time, management has consulted with legal counsel and is of the opinion that the ultimate outcome of all such claims and litigation will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.
Naming Rights
On January 17, 2007, Brooklyn Arena and Basketball (collectively, the “Brooklyn Parties”) entered into a Naming Rights Agreement (the “NR Agreement”) with Barclays Services Corporation (“Barclays”), where, in exchange for certain fees and other considerations, the Arena will be named Barclays Center, and Barclays will be entitled to certain additional sponsorship, branding, promotional, media, hospitality, and other rights and entitlements in association with the Arena, Basketball and the Atlantic Yards Project. The NR Agreement expires on June 30 following the twentieth anniversary of the opening date of the Arena, subject to certain extension rights as defined in the NR Agreement. The NR Agreement also contains certain Arena construction commencement and Arena opening deadlines, as defined in the NR Agreement. If Brooklyn Arena fails to achieve these deadlines, Barclays is entitled to termination and other rights, as defined in the NR Agreement.
Suite License Agreements
As of June 30, 2009, Brooklyn Arena entered into suite license agreements with various companies and, in addition, granted a suite license as an entitlement to certain sponsors of the Arena within sponsorship agreements entered into by the Brooklyn Parties with such sponsors. Each suite license entitles the licensee the use of a luxury suite in the Arena, with most such luxury suites containing seats for viewing most events at the Arena (although one such suite license agreement applies only to Nets games at the Arena). The suite license agreements commence on the first date when the Arena is open to the general public and expire at various terms ranging from one to 20 years (i.e., for a suite license granted within the confines of a sponsorship agreement, the term of the suite license agreement will be coterminous with the term of the sponsorship agreement). As of June 30, 2009, NS&E has received advance deposits on suite license agreements of $375,600, which is included in Deferred revenue, long term in the accompanying Consolidated Balance Sheets.
Also, the suite license agreements call for the payment of the first license year fee to be made in advance of the opening of the Arena. Suite contracts currently have no impact on Basketball’s revenues, as deposits received for suites are accounted for as deferred revenue. These deposits are refundable, contingent upon the construction of the Arena.
Sponsorship and Product Availability Agreements
As of June 30, 2009, the Brooklyn Parties entered into sponsorship and product availability agreements (“Agreements”) with various entities, primarily with respect to the Arena and Basketball (after its planned relocation to the Arena). These Agreements entitle such sponsors to certain sponsorship, promotional, media, hospitality and other rights and entitlements in association with the Arena and Basketball, and expire at various terms ranging from three to ten years from the Opening Date of the Arena, as defined in each such Agreement. These Agreements may be terminated, without penalty, based on a failure to construct and open the Arena.
In addition, Basketball has entered into several sponsorship agreements relating to the Nets and its play of NBA games at the IZOD Center. These agreements have terms ranging from one year to a term that is coterminous with the Nets’ final season of play at the IZOD Center.
Guarantees
In connection with the purchase of the franchise, NS&E, Brooklyn Basketball and the Nets, along with certain members, have provided an indemnity guarantee to the NBA for any losses arising from the transaction. The Company and an affiliate have insurance coverage of $100 million in connection with such indemnity. The indemnification provisions are standard provisions that are required by the NBA. The Company evaluated the indemnity guarantee in accordance with FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others” and determined that the fair value of the Company’s liability for its obligations under the guarantee was not material.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009, 2008 and 2007
14.   Subsequent Event
On September 23, 2009, NS&E and an affiliate signed a letter of intent with an affiliate of an international private investment fund (“Newco”) to create a strategic partnership for the development of the Atlantic Yards Project, a 22-acre residential and commercial real estate project in Brooklyn, and the Barclays Center, the future home for the Nets.
In accordance with the agreement, Newco will invest $200,000,000 and make certain other contingent funding commitments to acquire through the issuance of newly-issued units a 45% interest in Brooklyn Arena and 80% interest in Brooklyn Basketball, and the right to purchase up to 20% of the Atlantic Yards Development Company, which will develop the non-arena real estate. Following the completion of the transaction, NS&E would own a 55% interest in Brooklyn Arena and 20% interest in Brooklyn Basketball.